UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

Commission File Number 001-39372

INTEGRA RESOURCES CORP.

(Exact Name of Registrant as Specified in Charter)

1050-400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☐ Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Integra Resources Corp.

Date: February 18, 2022	/s/ Andree St-Germain
Andree St-Germain
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Material Change Report dated February 18, 2022
99.2	Consent of E. Max Baker
99.3	Consent of Timothy D. Arnold
99.4	Consent of Thomas L. Dyer
99.5	Consent of Michael Gustin
99.6	Consent of Mine Development Associates
99.7	Consent of Michael Sletten
99.8	Consent of M3 Engineering & Technology Corporation
99.9	Consent of Art Ibrado
99.10	Consent of Fort Lowell Consulting PLLC
99.11	Consent of Jack McPartland
99.12	Consent of McClelland Laboratories
99.13	Consent of John D. Welsh
99.14	Consent of Welsh Hagen Associates
99.15	Consent of Richard DeLong
99.16	Consent of WestLand Resources, Inc
99.17	Consent of Dr. John Gardner
99.18	Consent of Warm Springs Consulting, LLC